UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT
--------------------------------x
DYNAMICS CORPORATION OF         :
OF AMERICA,                     :
                                :
               Plaintiff,       :
                                :   3:97 CV 702 (GLG)
                  -against-     :
                                :
WHX CORPORATION and             :
SB ACQUISITION CORP.,           :
                                :
               Defendants.      :
--------------------------------x


      This matter comes before the Court on plaintiff's motion for a preliminary injunction enjoining defendants WHX Corporation and SB Acquisition Corporation, a subsidiary of WHX formed solely for purposes of the instant transaction ("WHX"), from (1) acquiring shares of plaintiff Dynamics Corporation of America ("DCA") stock as part of an existing tender offer commenced on March 3, 1997 with the ultimate objective being a merger and (2) from making false or misleading statements in its solicitation and other related relief until WHX complies with the federal securities laws. For the reasons discussed below, plaintiff's motion for injunctive relief (document #4) is GRANTED.

                                  FACTS

      DCA is a diversified manufacturer of commercial and industrial products. DCA also holds a 44.1% stake in CTS Corporation. WHX is a domestic integrated steel manufacturer; SB Corporation is a wholly owned subsidiary of WHX that was organized to act as the acquiring corporation in connection with the WHX tender offer that forms the basis of this litigation. Ronald LaBow ("LaBow") is the Chairman of WHX. Warren Lichtenstein ("Lichtenstein") is a holder of approximately 5% of DCA stock. In July 1996, Lichtenstein filed with the SEC a Statement on
Schedule 13D stating that as of July 26, 1996, he beneficially owned 209,700 shares (or 5.5%) of DCA's outstanding common stock.

      LaBow began purchasing DCA shares in the open market on March 4, 1997. On March 13, 1997, the last business day before the record date for the DCA 1997 annual meeting of shareholders, LaBow negotiated with Lichtenstein for the purchase of 80,000 shares of DCA stock at $32.50 per share-- $7.50 per share less than the tender offer price made less than three weeks later. The number of shares sold were enough to relieve Lichtenstein of his 13D filing obligations. While Lichtenstein subsequently purchased 51,500 shares at $45 per share-- a price $7.50 per share higher than he had received from WHX a few weeks earlier-- this purchase was not enough to set him above the 5% reporting threshold. Defendants contend that prior to this sale, Lichtenstein and WHX had no business contacts regarding DCA.

      WHX continued to purchase additional DCA shares in the open market on March 17, 18, and 24. These purchases totaled 9,600 shares. No further purchase offers were made until after the tender offer was announced on March 31, 1997. Under the terms of tender offer, WHX stated its intent to acquire up to 17% of DCA's outstanding common stock at $40 per share. This price was later raised to $45 per share. (If completed this would still leave WHX with less than 20% of the stock-- an important dividing line.)

                               DISCUSSION

      There are two distinct bases for the plaintiff's motion. The more definitive one is the claim that WHX is part of a group under ss. 13D of the 1934 Act in that they have aligned themselves with Lichtenstein and his affiliates. If there is in fact a group (and it takes only two parties to make a group) it will have more than 20% of the stock and the proposed merger of WHX with DCA would be prohibited for five years by New York Business Corporate Law ss. 912(b).(1) In addition, if defendants complete the tender offer, with or without Lichtenstein, it would trigger Article XV of DCA shareholder's rights agreement which requires an 80% affirmative vote of the shareholders to merge, rather than the 2/3 vote required by ss. 912(b), simply by having more than 5% of stock. Moreover, the failure to disclose Lichtenstein's cooperation would violate the Williams Act as described below. Both sides have submitted extensive briefing on the question of whether Lichtenstein is working in collaboration with the defendants' interest and both sides deny the need for an evidentiary hearing claiming that the affidavits and transcripts presented clearly favor their argument that there is or is not a group.

      Lichtenstein clearly is a player in this corporate drama. While we cannot say with any certainty at this point whether Lichtenstein is merely prepared to hold the coat of LaBow or whether he is prepared to enter the fray as a combatant, the resolution of this issue depends, to a great extent, upon the credibility of Lichtenstein and LaBow, who have denied such an affinity. As such, this is not an issue easily or, perhaps properly, determined simply on paper. "[A] judge should not resolve a factual dispute on affidavits and depositions for then he is merely sowing a preference for 'one piece of paper to another.'" Securities and Exchange Commission v. Spectrum, Ltd., 489 F.2d 535,
540 (2d Cir. 1973), quoting, Sims v. Greene, 161 F.2d 87, 88 (3d Cir.
1947). See also Fengler v. Numismatic Americana, Inc., 832 F.2d 745, 747 (2d Cir. 1987)(on preliminary injunction motion, where essential facts are in dispute, there must be a hearing and appropriate findings of fact must be made); Forts v. Wart, 566 F.2d 849, 851 (2d Cir. 1977)(motions for preliminary injunction should not be resolved on basis of affidavits; evidentiary hearing is required to decided credibility issues). Accordingly, an evidentiary hearing seems appropriate.

_____________

1 N.Y. Bus. Corp. Law ss. 912 prevents hostile bidders from affecting the second-step in merger freezeout transactions by prohibiting an offeror who acquires at least twenty percent of direct or indirect beneficial ownership of outstanding common stock from voting that block of stock and thereafter entering into business combinations, unless the board of the target corporation approves.


      The second basis for the proposed injunction concerns misleading disclosures made by the defendants in violation of ss.ss. 14(a), (d), and (e) of the Securities and Exchange Act of 1934. The initial tender offer disclosures were clearly improper in two respects.(2) Moreover, defendants went forward with these erroneous proposals even though the SEC had indicated that they were improper. Thereafter, the tender offer disclosures were amended to eliminate those two objectionable aspects when the SEC threatened action. The SEC has not offered any further objections to the amended disclosures. Plaintiff, however, argues that the amended disclosures are misleading in several respects.

      (1) Plaintiff contends that the disclosures are inadequate because of their failure to admit group status. As we have indicated above, we are not prepared to rule on that issue without an evidentiary hearing.

      (2) Plaintiff also argues that the amended disclosures should reveal that defendant's initial disclosures were deemed to violate SEC rules and regulation, yet were made despite SEC advice to the contrary. However, we do not know of any requirement that one must confess error in an amended disclosure, provided that the amended disclosure is thereafter full and complete. Thus, at least with respect to plaintiff's first two claims, we find WHX's disclosures to be satisfactory at this time.

      (3) In addition, plaintiff points to specific language in the disclosures that it claims is inadequate. The present disclosures state that WHX "may be" required to comply with New York law if it is found to be a group. There is, however, no "may" involved: WHX will be required to comply with ss. 912(b) if it is found to be in a group since it will have, collectively, over 20% of the corporation's stock. Conditional representations in a tender offer are improper. Polaroid Corp. v. Disney, 862 F.2d 987, 1004-05 (3d Cir. 1988).

      (4) Similar conditional use of "may" also is set forth by defendants with respect to the applicability of Article XV of DCA's Article of Incorporation. Under that provision, if WHX acquires 5% or more of DCA's outstanding shares of common stock, an affirmative vote of 80% of DCA shares would be required to approve a merger. The most direct way around this provision, and indeed the manner being pursued by defendants, is to have Article XV eliminated as being in violation of New York ss. 912(b).(3) A more proper way to describe the situation would

----------
2 Initially, WHX proposed to purchase shares only from shareholders who could also provide it with a proxy that could be voted at the plaintiff's 1997 shareholder's meeting which was scheduled to occur shortly after the tender offer period. This violated the SEC's "all holders rule" Rule 24(d)-10(a), 17 C.F.R. ss.ss. 240.14(d)-10(a).
    It also sought to have a provision allowing it to change of the number of shares that it intended to purchase without extending the expiration date of the proposed offer in the event that certain action was taken by the DCA Board. Under appropriate SEC rules, such an amendment would require an extension of ten business days in the event that the change was made more than ten business day into the offer.

3 Defendants have already filed motion for summary judgment seeking such relief.


have been to advise shareholders that an 80% vote of the shares would be required to approve a merger unless the defendants succeeded in having
Article XV stricken.

      (5) Plaintiff also complains about the failure of the defendants to indicate its future plans with respect to shareholders if it is foreclosed from effecting a merger for five years. (In its brief, WHX says it is prepared to be a passive investor if it cannot complete the sought-after back-end merger.) In light of the difficulties defendants will face in achieving this merger, we believe that WHX's intent in this regard is material and should be disclosed, at least to the extent included in the brief.

      To obtain a preliminary injunction, a movant must show: (1) irreparable harm and (2) either (a) a likelihood of success on the merits or (b) sufficiently serious questions going to the merits to make them fair grounds for litigation, plus a balance of the hardships tipping decidedly toward the party requesting the preliminary relief. ICN Pharmaceuticals, Inc. v. Khan, 2 F.3d 484, 490 (2d Cir. 1993); Jackson Dairy, Inc. v. M.P. Hood & Sons, Inc., 596 F.2d 70, 72 (2d Cir.
1979). A district court's decision to issue a preliminary injunction is subject only to an abuse of discretion standard. Spears, Leeds & Kellogg
v. Central Life Assurance Co., 85 F.3d 21, 25 (2d Cir. 1996)(reversal appropriate only where district court abused its discretion in applying incorrect law, basing its decision on clearly erroneous findings of fact, or making an error in the substance or the form of injunction issued), cert. denied, 117 S. Ct. 609 (1996).

      Plaintiff seeks this preliminary injunction relying on the provisions of the Williams Act amendments to the Securities and Exchange Act of 1934 ("1934 Act"), adopted by Congress in 1968 in response to the growing use of cash tender offers as a means of achieving corporate takeovers. Piper v. Chris-Craft Industries, Inc., 430 U.S. 1, 22 (1977). The Williams Act was intended to insure that shareholders of companies for which tender offers are made receive, on a timely basis, meaningful and accurate information to enable them to make an informed investment decision. Id. at 35; ICN Pharmaceuticals, Inc. v. Khan, 2 F.3d at 490.

      Pursuant to the Williams Act, one making a tender offer must disclose information specified in ss. 13D of the 1934 Act (regarding group status) and other information s the SEC may prescribe. Sections 14(d) and (e) of the 1934 Act make it unlawful to misrepresent or omit to state any material fact. See 15 U.S.C. ss. 78n(d), (e).(4) In the
-----------
4 Materiality for ss. 14(d) and (e) purposes is governed by the same standard as that governing Rule 10b-5 or Rule 14a-9 and 15, Seaboard World Airlines, Inc. v. Tiger International, Inc., 600 F.2d 355, 360-61 (2d Cir. 1979), and is defined as follows:

         An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding [whether to tender her stock] . . . It does not require proof of a substantial likelihood that disclosure of the omitted fact would have caused the reasonable investor to change his vote. What the standard does contemplate is a showing of substantial likelihood that, under all the circumstances, the omitted fact would have assumed significance in the deliberations of a reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the 'total mix' of the information made available.

    Prudent Real Estate Trust v. Johncamp Realty, Inc., 599 F.2d 1140, 1147 (2d Cir. 1979), quoting, TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976).


context of the Williams Act, a preliminary injunction may be issued where there is clear and convincing evidence of a pending and continuous violation of SEC rules and regulations and the moving party has made a showing of irreparable harm. Maynard Oil Co. v. Deltec PanAmerica S.A., 630 F. Supp. 502, 507 (S.D.N.Y. 1985); Schmidt v. Enertec Corp., 598 F.
Supp. 1528, 1543 (S.D.N.Y. 1984).

      Under the facts as presented by the parties, we find that, at least with respect to DCA's shareholders who have to make a decision on whether to tender their shares, they face irreparable harm if they do not have a full and complete understanding of the ramifications of the situation. See ICN Pharmaceuticals v. Kahn, 2 F.3d at 489 (curative disclosure sufficient because shareholders had time to consider offer); Treadway Companies, Inc. v. Care Corp., 638 F.2d 357, 380 (2d Cir. 1980)(curative disclosure sufficient only because shareholders had four months to ponder decision). See also Gearhart Industries, Inc. v. Smith International, Inc., 741 F.2d 707, 716 (5th Cir. 1984)(finding 14(e) disclosure violation warranted injunctive relief until such time as proper disclosure was made and a short period thereafter); Pabst Brewing Co. v. Jacobs, 549 F. Supp. 1068, 1079 (D.Del.)(granting injunctive relief for corrective disclosure and 30 days cooling-off period for disclosure violations), aff'd, 707 F.2d 1392 (3d Cir. 1982); Kirsch Co. v. Bliss and Laughlin Industries, Inc., 495 F. Supp. 488, 507 (W.D.Mich. 1980)(enjoining defendant from purchasing shares until 30 days after filing was amended). Some of DCA's shareholders might not tender if they are aware of the potential effect of N.Y.Bus. Law ss. 912(b) and DCA's Art. XV. Yet, their tenders cannot be withdrawn after purchases are effected by WHX, pursuant to the terms of the tender offer. Conversely, some shareholders who will not tender might do so if they were provided with such information, but they are locked out of the offer after the existing stock tender is completed.

      Furthermore, defendants cannot claim that they will be harmed by having to make the disclosures required by law, even if correction of past misrepresentations causes a delay in the offer. The only claim of injury by defendants is that it cannot consummate the proposed purchase today. Certainly, that is one factor to consider. But, we think that it is important, in weighing this interest, to bear in mind that the interest is dependent upon the legality of WHX's offer. See Gulf & Western Industries, Inc. v. Great Atlantic & Pacific Tea Co., Inc., 476 F.2d 687, 698 (2d Cir., 1973).

      Finally, in our view, the public interest also is served by affording the shareholders with the information they need to make a fully informed decision as to whether to cast their lot with DCA or to tender their stock and invest their money elsewhere. Such shareholders are entitled to the degree of candor which has become customary in business practice and is required by the Williams Act.

                               CONCLUSION

      Accordingly, we GRANT plaintiff's motion for the preliminary injunction (document #4) to the extent of directing that further and complete disclosures be made on these subjects by the defendants and that the tender offer period, which is presently scheduled to expire on April 29, 1997, be extended for an additional twenty days.

                               So Ordered.


Dated:    April 29, 1997
          Waterbury, CT                 /s/ Gerard L. Goettel
                                        ----------------------
                                        Gerard L. Goettel
                                           U.S.D.J.